UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 2, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated March 12, 2012.

•	Press Release dated March 20, 2012.

•	Press Release dated March 20, 2012.

•	Press Release dated March 22, 2012.

•	Press Release dated March 26, 2012.

•	Press Release dated March 26, 2012.

•	Press Release dated March 29, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: April 2, 2012	By:	/s/ “Alison T. Love”
Alison T. Love, Q.C. Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE

Enbridge Faces Potential New Brunswick Write Down

TORONTO, ONTARIO – March 12, 2012 Enbridge Inc. (TSX, NYSE: ENB) today advised that it faces a potential write down of a significant portion of the value of its investment in Enbridge Gas New Brunswick (EGNB), the New Brunswick gas distribution utility. The potential write down relates to the impact of draft regulations for setting gas distribution rates within the province which were recently posted for a 30-day comment period by the Government of New Brunswick on its website. Enbridge’s investment in EGNB currently stands at approximately $460 million.

On December 9, 2011 the Government of New Brunswick tabled and subsequently passed legislation related to the regulatory process for setting rates for gas distribution within the province. The legislation permitted the government to implement new regulations which could affect the franchise agreement between EGNB and the province, impact prior decisions by the province’s independent regulator and influence the regulator’s future decisions. Significant details of the rate setting process were left to be established in the new regulations and, as such, the effect of such legislation could not be determined at that time.

The draft regulations, as posted, impose explicit limits on the rates which EGNB can charge to individual classes of customers which are substantially below current rates and below the level which would be required to recover Enbridge’s investment, or to support any further growth in the number of customers to be supplied with natural gas. Enbridge remains in discussion with the government but if the regulations are placed into effect as currently drafted, a write down is expected to be required.

“We are extremely disappointed with the regulations as currently drafted,” said Guy Jarvis, President of Gas Distribution for Enbridge. “Enbridge has made a substantial investment in bringing natural gas to New Brunswick businesses and residents, including reinvesting the money we have earned in the province to further develop our system, and we have adhered to our side of the franchise agreement with the government. For several reasons it is more expensive to distribute natural gas in the Province of New Brunswick than it is in larger markets such as Ontario, but gas is still the lowest cost source of energy available in New Brunswick. The regulations, as drafted, would severely limit our ability to extend the benefits of natural gas to additional businesses and residents in New Brunswick. We believe that natural gas offers great potential benefits to New Brunswick, and that the regulations could be structured to ensure continued savings for existing customers while supporting extension of those same savings to new customers. We will withhold further comment pending completion of discussions with the government.”

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the 2011 Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Announces $300 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, March 20, 2012 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that it has entered into an agreement with a group of underwriters to sell 12 million cumulative redeemable preference shares, series H (the “Series H Preferred Shares”) at a price of $25.00 per share for distribution to the public. Closing of the offering is expected on March 29, 2012.

The holders of Series H Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding September 1, 2018. The first quarterly dividend payment date is scheduled for September 1, 2012. The dividend rate will reset on September 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.21 per cent. The Series H Preferred Shares are redeemable by Enbridge, at its option, on September 1, 2018 and on September 1 of every fifth year thereafter.

The holders of Series H Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series I (the “Series I Preferred Shares”), subject to certain conditions, on September 1, 2018 and on September 1 of every fifth year thereafter. The holders of Series I Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.21 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional 2 million Series H Preferred Shares at a price of $25.00 per share.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by RBC Capital Markets, Scotia Capital Inc., and TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering to $350 million

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

CALGARY, Alberta, March 20, 2012 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that as a result of strong investor demand for its previously announced offering of cumulative redeemable preference shares, series H (the “Series H Preferred Shares”), the size of the offering has been increased to 14 million shares. The aggregate gross proceeds will be $350 million.

The holders of Series H Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding September 1, 2018. The first quarterly dividend payment date is scheduled for September 1, 2012. The dividend rate will reset on September 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.12 per cent. The Series H Preferred Shares are redeemable by Enbridge, at its option, on September 1, 2018 and on September 1 of every fifth year thereafter.

The holders of Series H Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series I (the “Series I Preferred Shares”), subject to certain conditions, on September 1, 2018 and on September 1 of every fifth year thereafter. The holders of Series I Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.12 per cent.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by RBC Capital Markets, Scotia Capital Inc., and TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Acquires 50-MW Nevada Solar Project from First Solar

CALGARY, ALBERTA – March 22, 2012 – Enbridge Inc. (TSX, NYSE: ENB) and First Solar, Inc. (NASDAQ: FSLR) announced today that Enbridge has acquired a 100 per cent interest in the 50-megawatt (MW) Silver State North photovoltaic (PV) project that First Solar has developed and constructed in Clark County, Nevada, near the community of Primm. Terms of the transaction were not disclosed.

“Silver State North marks Enbridge’s entry into the U.S. solar energy market and demonstrates Enbridge’s continuing commitment to growing its green energy business, while delivering attractive returns and stable cash flows,” said Don Thompson, Vice President, Green Energy, Enbridge Inc. “The U.S. solar market presents significant growth opportunities given the excellent solar resource, supportive regulatory environment and expanding portfolio of solar energy projects.”

Located 40 miles south of Las Vegas, Nevada, Silver State North was constructed under a fixed-price engineering, procurement and construction (EPC) agreement with First Solar, and is expected to begin commercial operation by May 2012. First Solar will provide operations and maintenance services to Enbridge under a long-term contract. NV Energy will purchase the energy output under a 25-year power purchase agreement (PPA) approved in 2010 by the Public Utilities Commission of Nevada.

“Silver State North is a premier utility-scale PV solar facility,” continued Mr. Thompson. “We have been impressed with First Solar’s strong technical competence and attention to meaningful community engagement practices that align with Enbridge’s values.”

“First Solar is very pleased to expand its relationship with Enbridge, a leader in renewable energy that shares our commitment to sustainability,” said Frank De Rosa, First Solar Senior Vice President for Business Development, the Americas. “We are very proud to have completed construction of the first utility-scale PV solar project on Bureau of Land Management (BLM) land in Nevada, which would not have been possible without the hard work and dedication of county, state and BLM officials.”

Silver State North, which will use First Solar’s advanced thin film PV modules, will generate enough clean solar energy to serve the needs of about 9,000 average Nevada homes per year, displacing about 42,000 metric tonnes of carbon dioxide (CO2) annually – the equivalent of taking about 8,000 cars off the road. The project will also contribute to helping Enbridge meet its Neutral Footprint commitment to generate a kilowatt of renewable energy for every kilowatt of conventional electricity that the company’s operations consume.

The project complements Enbridge’s growing portfolio of renewable and alternative energy technologies that now includes interests in eight wind farms, four solar projects, a hybrid fuel cell and four waste heat recovery facilities. Together, Enbridge’s investments in renewable energy have the capacity to produce almost 1,000 MW of renewable energy.

First Solar will recognize revenue from Silver State North after final testing and commissioning, expected in the second quarter of 2012.

Silver State North Solar Project at a glance:

Location: Clark County, Nevada, near the community of Primm

Net Peak Capacity: 50 MW (AC)

Project Area: About 600 acres (on Bureau of Land Management lands)

Approximate number of solar modules: Over 800,000

Annual yield: 122,000 MWh (corresponding to the annual consumption of about 9,000 homes)

Energy Purchaser: NV Energy (25-year PPA)

CO2 saving: 42,000 metric tonnes per year (the equivalent of taking about 8,000 cars off the road)

Estimated peak work force: About 300 people during construction

About Enbridge

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the 2011 Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

About First Solar, Inc.

First Solar manufactures solar modules with an advanced semiconductor technology, and is a premier provider of comprehensive photovoltaic (PV) system solutions. The company is delivering an economically viable alternative to fossil-fuel generation today. From raw material sourcing through end-of-life collection and recycling, First Solar is focused on creating value-driven renewable energy solutions that protect and enhance the environment. For more information about First Solar, please visit www.firstsolar.com.

For First Solar Investors

This release contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this release do not constitute guarantees of future performance. Those statements involve a number of factors that could cause actual results to differ materially, including risks associated with the company’s business involving the company’s products, their development and distribution, economic and competitive factors and the company’s key strategic relationships and other risks detailed in the company’s filings with the Securities and Exchange Commission. First Solar assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Media:

Jennifer Varey

(403) 508-6563 or Toll Free: (888) 992-0997

Email: jennifer.varey@enbridge.com

Investment Community:

Jody Balko

(403) 231-5720

Email: jody.balko@enbridge.com

First Solar

Media:

Alan Bernheimer, (415) 935-2499

PR Director, Americas

media@firstsolar.com

Investment Community:

David Brady, (602) 414-9315

Vice President, Investor Relations

dbrady@firstsolar.com

or

Luke Fairborn, (602) 414-9315

Director, Investor Relations

lucas.fairborn@firstsolar.com

or

Michelle Pereira, (602) 414-9315

Manager, Investor Relations

michelle.pereira@firstsolar.com

NEWS RELEASE

Enbridge upsizes capacity of U.S. Gulf Coast Access projects

HOUSTON and CALGARY, Alberta, March 26, 2012 – Enbridge Inc. (NYSE/TSX: ENB) (“Enbridge”) today announced that it is upsizing the capacity of its U.S. Gulf Coast Access projects. The Flanagan South Pipeline from Flanagan, Illinois to Cushing, Oklahoma will be upsized to a 36- inch diameter line with an initial capacity of 585,000 barrels per day (bpd). In a separate announcement today, Enbridge and its partner Enterprise Products Partners L.P. indicated that they will twin their jointly owned Seaway Pipeline from Cushing to the U.S. Gulf Coast at Houston, with an extension to Port Arthur/Beaumont, adding 450,000 bpd of capacity to that system.

The total estimated cost of the Flanagan South Pipeline project, as a result of the larger capacity and pipeline size, has increased from the original $1.9 billion to $2.8 billion. In addition, the Enbridge share of the cost of the Seaway Pipeline twin line and extension is expected to be approximately $1.0 billion.

The increased Flanagan South Pipeline and Seaway Pipeline capacity is required to accommodate additional commitments for Gulf Coast service, originating from both Flanagan and from Cushing, received through recently completed second open seasons. Commitments for service from Flanagan have terms of 10, 15 or 20 years. The full initial capacity of the Flanagan South Pipeline is contracted for these terms apart from the mandatory 10 percent minimum required by the Federal Energy Regulatory Commission. Should additional needs arise, the line can be expanded to 800,000 bpd through the addition of low cost pumping capacity. The Flanagan South Pipeline is expected to be in service by mid-2014.

Upon completion of the reversal and expansion of Seaway, shippers can secure seamless transportation rates on the Enbridge and Seaway systems to reach refineries along the U.S. Gulf Coast.

“Enbridge’s Gulf Coast Access projects give Bakken and western Canadian producers timely, economical and reliable options to deliver a variety of crudes to refinery hubs throughout the heart of North America and now as far as the Gulf Coast,” said Patrick D. Daniel, Chief Executive Officer, Enbridge Inc. “The upsized new Flanagan South Pipeline, combined with our existing Spearhead Pipeline System, will offer shippers 775,000 bpd of capacity from Flanagan to Cushing, with the Seaway Pipeline System reversal and expansion offering capacity of 850,000 bpd from Cushing to the Gulf Coast. The commitments secured in these open seasons will support additional infrastructure to meet the growing transportation needs of these producers and the U.S. Gulf Coast refiners, contributing to North America’s energy security into the foreseeable future.”

The Flanagan South Pipeline will be constructed along the route of Enbridge’s existing Spearhead Pipeline between the Flanagan Terminal, southeast of Chicago, to Enbridge’s Cushing Terminal in Oklahoma.

“Enbridge has been committed to safe and reliable operation of our pipelines for more than 60 years,” said Mr. Daniel. “This same commitment will be inherent in the design, installation, and operation of our expansion projects. Communities located along the pipeline routes will benefit from property taxes over the life of the pipeline, as well as from the creation of high-paying construction and manufacturing jobs, and associated economic activity during construction.”

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

www.enbridge.com

ENTERPRISE AND ENBRIDGE TO PROCEED WITH

450,000 BARREL PER DAY EXPANSION OF

SEAWAY CRUDE OIL PIPELINE

HOUSTON and CALGARY, Alberta, March 26, 2012 – Enbridge Inc. (NYSE/TSX:ENB) and Enterprise Products Partners L.P. (NYSE:EPD) today announced that they have secured capacity commitments from shippers to proceed with an expansion of the Seaway Pipeline that will more than double its capacity to 850,000 (“BPD”) by mid-2014. During the supplemental binding open commitment period, Enterprise and Enbridge received additional commitments with terms ranging from five to 20 years that support construction of a 512-mile, 30-inch diameter twin (a parallel line) along the route of the Seaway Pipeline, adding 450,000 barrels per day (“BPD”) of capacity to the existing system. This capacity can be cost-effectively expanded on a timely basis with the addition of incremental pump stations.

Enbridge also announced today plans to proceed with an expansion of its Flanagan South Project, which will add incremental capacity for shippers seeking transportation from Flanagan, Illinois, to the U.S. Gulf Coast, utilizing a portion of capacity on the reversed Seaway Pipeline System.

The additional commitments obtained for the Seaway Pipeline System include five and 10-year commitments for volumes originating at Cushing, Oklahoma and 10, 15 and 20-year commitments for volumes originating at Flanagan, Illinois and transiting to the Seaway System via Enbridge’s Flanagan South Pipeline. Substantially all of the initial capacity of the Seaway System has been contracted for these terms. Enterprise and Enbridge are nearing completion of the first phase of the reversal of the Seaway Pipeline, which will provide 150,000 BPD of southbound takeaway capacity from Cushing to the Gulf Coast by June 1, 2012. Following pump station additions and modifications, which are expected to be completed by the first quarter 2013, capacity would increase to 400,000 BPD, assuming a mix of light and heavy grades of crude oil.

“Based on the tremendous response to the open commitment period, shippers have recognized the advantages Seaway offers in being able to provide a timely, economic and complete solution for relieving not only the bottleneck at Cushing but facilitating the development and delivery of North American energy reserves,” said Michael A. Creel, president and chief executive officer of Enterprise’s general partner. “In addition to promoting energy independence, the Seaway expansion will also offer economic benefits, including job opportunities during construction and at North American mills that we expect will provide the pipe for the project.”

“Expansion of the Seaway Pipeline, along with Enbridge’s Flanagan South Project, will provide crude oil producers in the Bakken region and other emerging crude oil sources capacity to move secure, reliable supply to U.S. Gulf Coast refineries, offsetting supplies of imported crude,” said Pat Daniel, Chief Executive Officer, Enbridge Inc. “By leveraging existing infrastructure wherever possible, impacts to landowners, communities and the environment will be minimized.”

The Seaway partners previously announced construction of a new 85-mile 30-inch diameter pipeline that will be built from Enterprise’s ECHO crude oil terminal southeast of Houston to the Port Arthur/Beaumont, Texas refining center, which will give shippers access to heavy oil refineries on the Gulf Coast. Service on the pipeline to Port Arthur/Beaumont is expected to begin in early 2014. A separate open season for the ECHO to Port Arthur leg is underway and due to end April 13, 2012. This open season is offering interested shippers 200,000 BPD of incremental capacity over and above the volumes already subscribed to as part of the Seaway reversal project.

About Enterprise Products Partners L.P.

Enterprise Products Partners L.P. is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. The partnership’s assets include approximately: 50,600 miles of onshore and offshore pipelines; 190 million barrels of storage capacity for NGLs, petrochemicals, refined products and crude oil; and 14 billion cubic feet of natural gas storage capacity. Services include: natural gas gathering, treating, processing, transportation and storage; NGL transportation, fractionation, storage, and import and export terminaling; offshore production platform services; crude oil and refined products transportation, storage and terminaling; petrochemical transportation and storage; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise and Enbridge expect, believe or anticipate will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. Although Enterprise and Enbridge believe that the forward-looking statements included herein are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risks and uncertainties included in the reports filed with the Securities and Exchange Commission by Enterprise and Enbridge, respectively, and in the filings made by Enbridge with Canadian securities regulatory authorities. While Enterprise and Enbridge make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Enterprise nor Enbridge intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterprise	Enterprise
Rick Rainey	Randy Burkhalter
Media	Investment Community
(713) 381-3635	(713) 381-6812 or (866) 230-0745
Email: rrainey@eprod.com	Email: rburkhalter@eprod.com

Enbridge	Enbridge
Jennifer Varey	Jody Balko
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: jennifer.varey@enbridge.com	Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Announces Closing of $350 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN

THE U.S.

CALGARY, Alberta, March 29, 2012 — Enbridge Inc. (TSX:ENB)(NYSE:ENB) today announced it has closed its previously announced public offering of cumulative redeemable preference shares, Series H (the “Series H Preferred Shares”) by a syndicate of underwriters co-led by RBC Capital Markets, Scotia Capital Inc. and TD Securities Inc. Enbridge issued 14 million Series H Preferred Shares for gross proceeds of $350 million. The Series H Preferred Shares will begin trading on the TSX today under the symbol ENB.PR.H. The proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. All sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an emerging focus on power transmission and carbon dioxide transportation and sequestration. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and green energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Jennifer Varey

Media

(403) 508-6563 or Toll Free: (888) 992-0997

jennifer.varey@enbridge.com

OR

Enbridge Inc.

Jody Balko

Investment Community

(403) 231-5720

jody.balko@enbridge.com